November 23, 2016

Re:	REV Group, Inc.
Registration Statement on Form S-1
Filed October 24, 2016
File No. 333-214209

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Dobbie,

On behalf of our client, REV Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated November 18, 2016 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 of the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement filed on October 24, 2016.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

General

1.	Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the pictures and graphics that will be contained in the prospectus.

2.	With respect to any statements in your prospectus attributed to industry sources or other third-parties, please supplementally provide us with the relevant portions of such reports or publications.

In response to the Staff’s comment, the Company is supplementally providing as Attachment A, the factual support for the statements in the Registration Statement attributed to industry sources or other third parties. The Company advises the Staff that in certain instances it does not cite the industry reports in the Registration Statement, but rather the industry reports serve as part of the basis of management’s beliefs for such statements.

The supplemental materials included as Attachment A are being transmitted with the paper copy of this letter. The Company requests pursuant to 17 CFR 230.418, that the Staff return to it the materials included as Attachment A once the Staff has completed its review.

Prospectus Summary, page 1

Our Company, page 1

3.	We note your presentation on page 2 of the Prospectus Summary and on page 77 the Business Section of compound annual growth rates. Because CAGR does not reflect volatility, please accompany your CAGR presentations with supporting numbers for each year, or tell us why this information is not material in each instance where you have disclosed CAGR.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 79 of the Registration Statement.

4.	On page 2 you present non-GAAP measures “adjusted EBITDA” and “adjusted income” on an LTM basis. Please provide a reconciliation of these measures to the comparable GAAP measure on an LTM basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the non-GAAP measures “Adjusted EBITDA and “Adjusted Net Income” on an LTM basis will be removed from the next amendment to the Registration Statement when financial information for fiscal year 2016 will be included in the Registration Statement. In the next amendment, the Company will also provide a reconciliation of these non-GAAP measures to the comparable GAAP measures for fiscal year 2016.

5.	Please present the comparable LTM GAAP measure to LTM “adjusted EBITDA” shown on page 2 and wherever else presented in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance. From item (3) on page 2, it appears the comparable GAAP measure is operating income.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 79 of the Registration Statement to show net income margin as the comparable GAAP measure to Adjusted EBITDA margin. In addition, the Company has reviewed the entire Registration Statement to ensure that net income margin is used as the comparable GAAP measure wherever Adjusted EBITDA margin appears.

Our Products and Markets, page 3

6.	Please clarify what you mean by the statement that you are “helping” customers obtain third-party financing. Please discuss to which customers you are providing this assistance, the nature of the assistance and whether and the extent to which you have arrangements with third-party financiers to provide this financing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 90 of the Registration Statement.

Our Markets, page 6

7.	We note your statement that you believe there is significant pent-up replacement demand for fire apparatus and ambulances as annual unit shipment levels since the 2008 recession have remained well below pre-recession averages. Please tell us why and the extent to which you believe this pent-up demand is incremental to ongoing normalized levels of demand.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its belief that there exists pent-up demand for fire apparatus and ambulance vehicles, in excess of normalized ongoing levels of demand, is based on the fact that lower annual shipment levels after the 2008 recession have resulted in a significant aging of our customers’ in-service fleets. This aging of the in-service vehicle fleets relative to historical norms, along with the essential needs characteristic of fire and ambulance vehicles, results in our belief that this aged fleet will need to be replaced in order to reduce (i.e., make younger) the average fleet age to at least that which existed prior to the 2008 recession in order for fleet operators to be able to maintain or improve on existing service levels in the future. In the case of ambulances, for example, data from industry sources show that the average annual unit sales were generally consistent during the 2002-2008 period at approximately 6,200 units per year, while the average age of ambulances on the road was generally consistent during this time period as new unit sales generally replaced aged vehicles. By contrast, in the years during and following the 2008 recession, the same industry sources show a decrease in annual unit sales to a low of 4,745 in 2011 which resulted from municipalities and other users of ambulances delaying replacing their vehicles in the wake of the 2008 recession. The data for fire apparatus shows the same trend as on average 5,400 fire apparatus units were sold annually from 2002-2008. However, during and following the recession the number of units sold per year fell to a low of 3,308 in 2011 and the reduced unit sales have cumulatively resulted in an aged fleet in excess of prior averages. The Company believes that these facts, in addition to the impact of aging and growing populations as well as additional regulations on in-service vehicles for both fire apparatus and ambulances, will require the users of these vehicles to lower the average age of their in-service fleets back to pre-2008 recession historical levels in the future. While the Company acknowledges that pent-up demand cannot be measured precisely, the Company believes that its analysis forms a reasonable basis for the Company’s estimate of the significant pent-up demand that continues to exist in both the fire apparatus and ambulance markets.

8.	Please revise the graph on pages 8 and 79 to include contextualizing information about the increases in CAGR depicted by the graph, and to indicate that the trend indicated is not a guarantee that similar growth will continue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 81 of the Registration Statement.

Our Strengths, page 9

9.	Please include a brief statement in the discussion of variable costs at the top of page 11 recognizing and quantifying the company’s fixed costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 84 of the Registration Statement.

Our Growth Strategies, page 12

10.	Please provide the comparable GAAP measure margin percentage to the “Adjusted EBITDA” margin of 11% provided on page 12 in the section “Drive Margin Expansion Through Controllable Operational Initiatives” and wherever else presented in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Adjusted EBITDA margin shown on page 12 of the Registration Statement for the Company’s Fire & Emergency segment is calculated by reference to Adjusted EBITDA for the Company’s Fire & Emergency segment that has been presented in conformity with FASB Accounting Standards Codification Topic 280, Segment Reporting (“ASC 280”), in Note 19 of the Company’s Condensed Unaudited Consolidated Financial Statements for the nine months ended July 31, 2016 on pages F-61 through F-63 of the Registration Statement, and Note 22 of the Company’s Consolidated Financial Statements for each of the three years in the fiscal year ended October 31, 2015 on pages F-35 through F-38 of the Registration Statement. In this regard, the Company respectfully refers the Staff to Section 104 of its Compliance & Disclosure Interpretations related to non-GAAP financial measures, specifically Question 104.01, which provides that segment information presented in conformity with ASC 280 is not considered to be a non-GAAP financial measure under Item 10(e) of Regulation S-K. As a result of the Staff’s comment, the Company has also revised its disclosure on pages 12 and 86 of the Registration Statement to present the LTM July 30, 2016 Adjusted EBITDA for the Fire & Emergency segment that is the basis for calculating the LTM July 30, 2016 segment Adjusted EBITDA margin.

Our Equity Sponsor, page 14

11.	Please provide the full name of American Industrial Partners and a related definition the first time you reference the Sponsor.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Registration Statement.

Summary Consolidated Financial Data, page 17

12.	Please provide GAAP measure margin percentages comparable to “Adjusted EBITDA Margin” presented in “Other Financial Data” on page 18.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement.

13.	Refer to footnote (1) regarding the pro forma results. Please disclose the amount of interest expense adjustment associated with each borrowing to be repaid and the weighted average interest rate used to calculate the interest adjustment for the ABL Facility.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement.

14.	Footnote (6) on page 19 states that the denominator used in the calculation of pro forma earnings per common share gives effect to the sale of shares of common stock in the offering. We note under “Use of Proceeds” on pages 15 and 49 that you intend to use a portion of the net proceeds of the offering for general and administrative expenses, capital expenditures, working capital and other general corporate purposes. Please note that the denominator in computing pro forma per share amounts should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, and that common shares whose proceeds will be used for general corporate purposes should not be used in computing per share amounts. Please conform your pro forma per share computations accordingly and state the basis for the number of shares of the offering used in the computations.

In response to the Staff’s comment, the Company has revised its “Use of Proceeds” disclosure on pages 15 and 45 of the Registration Statement to reflect that all proceeds will be used to repay debt.

15.	Refer to footnote (7) and your discussion of Adjusted EBITDA and Adjusted Net Income. Please expand your narrative to explain what “have less bearing on our core operating performance” means with respect to the exclusion of the impact of certain items in the computation of these measures. In this regard, explain what your core operating performance represents and the difference between this description and “ongoing operating performance” as disclosed in this footnote. Further, explain why you consider compensation expense that is stock-based and amortization of intangibles to have less bearing on your core operating performance relative to other forms of compensation and/or other normal, recurring operating expenses incurred.

In response to the Staff’s comment, the Company has revised footnote (8) on pages 19-20 to disclose that the Company views “core operations” as those which can be affected by the Company’s managers in a particular period through their resource allocation decisions that affect the underlying performance of the Company’s specialty vehicle operations conducted during that period. The items excluded from the Adjusted EBITDA and Adjusted Net Income metrics have less bearing on the Company’s “core operating performance” because they are items that are not needed or available to the Company’s managers in the daily activities of their businesses. The Company believes that these non-GAAP measures, when considered together with the Company’s most directly comparable GAAP measures, place investors more closely in line with how the Company’s Board of Directors and senior management view the Company’s core operating performance.

The Company further advises the Staff that stock-based compensation expense is excluded from Adjusted EBITDA not because it is non-recurring, infrequent or unusual, or because it has less bearing on core operating results than other normal recurring operating expenses incurred, but because it is an expense that is measured based upon external inputs, such as current share price and the movement of share price of peer companies, which cannot be impacted by the Company’s business managers. Stock-based compensation expense also reflects a cost which may obscure for a given period trends in the underlying vehicle businesses, due to the timing and nature of the equity awards. For example, stock-based compensation for the nine months ended July 30, 2016 was higher than the corresponding period in fiscal year 2015 (and is higher than expected future levels) due to the acceleration of vesting of stock options to former employees who are no longer with the Company in advance of and in preparation for the Company’s initial public offering. None of these stock options creating the excluded amount for the nine months ended July 20, 2016 were granted during the Company’s 2016 fiscal year.

Stock-based compensation expense is also similar to other items typically included as adjustments from net income to arrive at EBITDA and allowed per Item 10(e)(1)(ii)(A) of Regulation S-K, specifically depreciation and amortization of property and equipment, and intangible assets. The amortization of intangible assets is generally the result of the price the Company paid for an asset compared to the fair market value of the asset on the date the asset was acquired. The inputs into the calculation of these two expenses are impacted by factors which are generally out of management’s control, and in the case of the amortization of intangible assets, based upon a valuation which was completed on the acquisition date and could differ significantly from the period during which the amortization expense is recognized.

16.	You disclose you adjust for exceptional items. Please specify which reconciling items you consider to be exceptional. For any that are recurring and expected to continue, explain why you consider them to be exceptional.

In response to the Staff’s comment, the Company has revised footnote (8) on page 20 to specify which reconciling items it believes are exceptional. The Company respectfully advises the Staff that it does not believe that any of these items are recurring or expected to continue regularly in the future based on the nature of the underlying activities.

Risk Factors, page 22

Risks Relating to our Business, page 22

Our business is subject to numerous laws and regulations, page 30

17.	Please expand this risk factor to provide greater detail concerning the risks associated with both regulation and associated product liability related to the company’s multi-passenger products such as buses, ambulances, and RV’s.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement.

Management’s Discussion and Analysis, page 50

Key Performance Indicators, page 54

18.	Please expand to discuss that your chief operating decision maker uses “Adjusted EBITDA” as the primary measure in assessing segment performance, consistent with disclosure in the segment note to your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Registration Statement.

Liquidity and Capital Resources, page 66

Cash Flow, page 66

19.	Please provide a more robust discussion of the variance in operating cash flow between comparable periods including addressing the material drivers underlying significant changes of individual cash flow items. In particular, expand your disclosure to discuss the material items that impacted your disclosed higher working capital requirements and any associated underlying factors affecting those items. Also, please note that references to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to fully understand comparative changes in the net amount of cash flows of operating activities. Refer to section IV.B.1 SEC Release No. 33-8350 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 or derek.dostal@davispolk.com, or Richard D. Truesdell, Jr. at (212) 450-4674, (212) 701-5674 (fax) or truesdell@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal
Derek J. Dostal

cc:	Via E-mail
Tim Sullivan, Chief Executive Officer
Dean Nolden, Chief Financial Officer
REV Group, Inc.